Exhibit (a) (17)
UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

WARREN PINCHUCK, individually, and on behalf of
all others similarly situated,	:
:
:
Plaintiff,	:	SHAREHOLDER CLASS
	:	ACTION COMPLAINT
-against-	:
:
:
HENRI A. TERMEER, MICHAEL S. WYZGA, ROBERT J.	:	JURY TRIAL DEMANDED
CARPENTER, CHARLES L. COONEY, DOUGLAS A.	:
BERTHIAUME, GAIL K. BOUDREAUX, ROBERT J.	:
BERTOLINI, VICTOR J. DZAU, CONNIE MACK III,	:
RICHARD F. SYRON, RALPH V. WHITWORTH, STEVEN	:
BURAKOFF, ERIC ENDE, DENNIS M. FENTON, and GENZYME	:
CORPORATION.,	:

Defendants.

     Plaintiff Warren Pinchuck (“Plaintiff”), by his attorneys, alleges, upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
NATURE OF THE ACTION
     1. This is a shareholder class action brought by Plaintiff, Warren Pinchuck, on his own behalf and on behalf of all other shareholders of Genzyme Corporation (“Genzyme” or the “Company”), but, not including the Individual Defendants (as hereinafter defined) and their affiliates (the “Class”), for declaratory and injunctive relief, or, alternatively, for monetary damages. Defendants, other than Genzyme and Michael S. Wyzga, its Chief Financial Officer (“CFO”), all are members of, and presently, constitute the entire board of directors of defendant Genzyme (the “Board”).
     2. Plaintiff’s claims arise out of, among other things, Defendants’ refusal to consider or negotiate with Sanofi-Aventis SA (“Sanofi”), with respect to Sanofi’s offer to acquire Genzyme, an acquisition that would substantially increase shareholder value, and Defendants’ issuance of a false and misleading Schedule 14D-9 Recommendation Statement advising shareholders to reject Sanofi’s subsequent tender offer. The Individual Defendants’ conduct obstructing the potential acquisition of Genzyme by Sanofi is for the wrongful purpose of management and the Board entrenching themselves in their lucrative roles as Genzyme officers and/or directors at the expense of, and in violation of their fiduciary duties to Plaintiff and the other Genzyme shareholders. Despite Defendants’ refusal to negotiate, or allow Sanofi to conduct limited due diligence, Sanofi has offered to acquire Genzyme for $69 per share, in a transaction valued at approximately $18.5 billion. Although that offering price represents a premium of over 38% to Genzyme’s recent share price, the Board rejected an offer by Sanofi for a consensual transaction at that price and advised shareholders to reject Sanofi’s tender offer at that price, as well, despite Sanofi’s expressed willingness to consider increasing its offer price up to $80 per share, if information were to be provided by Genzyme to Sanofi that would justify such an increase to its offer. Defendants continue to refuse to negotiate, or provide Sanofi with access to information that may justify increasing its offer up to $80 per share, which, by any applicable standard, would compel reasonable and responsible directors and officers to negotiate and accept that price, if offered, for the benefit of the shareholders and the Company.
     3. Faced with the Board’s stonewalling, on October 4, 2010, Sanofi made a hostile tender offer at $69 per share. Upon information and belief, Sanofi, informally, has obtained support for its proposal to negotiate the acquisition of Genzyme from shareholders holding a majority of Genzyme’s shares.
     4. On October 7, 2010, Defendants’ filed with the SEC a Schedule 14D-9 Recommendation Statement (“Schedule 14D-9”, “Schedule” or “Recommendation Statement”),

advising shareholders not to tender their shares on grounds that the $69 price offered by Sanofi allegedly was inadequate, which Plaintiff denies. The Schedule 14D-9 filed does not explain Defendants refusal to provide information to Sanofi that may cause Sanofi to significantly increase its offer up to $80 per share, a price that is reasonable and compelling and that should be acceptable to Genzyme’s board of directors for the benefit of its shareholders. The Recommendation Statement, moreover, reminds shareholders that the Company’s by-laws are exempt the Company from the application of Massachusetts General Laws Chapter 110D, which, otherwise, would deprive a hostile acquirer of control shares the right to vote those shares. The Recommendation Statement further states that the Board “reserves the right to amend the Company’s by-laws, prior to the closing of the Offer, to elect to have the Company covered by Chapter 110D”.
     5. By the foregoing, and other conduct specified herein, the Individual Defendants have acted to further, maintain and protect their own interests at the expense of the Genzyme shareholders and have breached their fiduciary duties to the shareholders. Individual Defendants have acted to prevent Sanofi and any other potential acquirer from acquiring the Company to maintain their lucrative, long-held positions on the Board and as Genzyme officers. In doing so, the Individual Defendants have deprived Genzyme shareholders of the benefit of substantially increasing the value of their Genzyme’s shares. Defendants’ failure to properly consider Sanofi’s offer, to negotiate in good faith with Sanofi or any other potential bidder for the Company, and to engage in an open and good faith process regarding the potential sale of the Company, wrongfully has deprived Genzyme’s shareholders of an opportunity to substantially increase the value of their shares in Genzyme.
     6. Defendant Genzyme is a corporation organized and existing under the laws of the Commonwealth of Massachusetts (“Commonwealth”). Massachusetts law is controlling with respect to, among other things, common law fiduciary duty, governance and the internal affairs of the Company. Under the law of the Commonwealth, the Individual Defendants have an obligation to act in the best interests of Genzyme’s shareholders, and not to protect, maintain and advance their own personal interests at the expense of Genzyme’s shareholders, and also to consider in good faith, and support efforts to maximize shareholder value. In breach of those duties and obligations, Defendants, repeatedly and wrongfully, have blocked every attempt by Sanofi to obtain information that may facilitate a higher offer for Genzyme shareholder’s investment in the Company and to engage Genzyme in a meaningful discussion about a possible merger transaction that substantially would benefit the Company, Plaintiff and all other Genzyme shareholders.
     7. The Proposed Transaction represents a 38% premium over Genzyme’s unaffected share price of $49.86 on July 1, 2010, a 27% premium over Genzyme’s closing price of $54.17 on July 22, 2010, and a premium of almost 31% over the one month historical average share price through that date. If Defendants were to provide Sanofi with information justifying an offer by Sanofi of $80 per share, as it has communicated to Defendants that it would consider, that would represent an even greater premium to Genzyme’s shareholders. Defendants’ conduct denies Genzyme’s shareholders that opportunity and benefit.
     8. In an attempt to justify their position, Defendants have stated that Sanofi’s offer undervalues the company and seeks to take advantage of its currently weak share price caused by Genzyme’s serious problems with its manufacturing facilities, which led to a series of regulatory actions taken by the U.S. Food and Drug Administration (“FDA”). On February 27, 2009, for example, the FDA sent the Company a warning letter describing the Company’s Allston manufacturing plant with “significant objectionable conditions.” A few months later, the

Company shut down its Allston manufacturing facility after it was found to be contaminated by a virus.
     9. Although the Company attempted to clean-up the manufacturing plant, its attempt lead to more FDA citations. On or about March 24, 2010, defendant Termeer and other Genzyme executives entered into a consent decree with the FDA, which requires Genzyme to pay a $175 million fine, to limit its distribution of certain products, to move certain of its operations out of its Allston plant, and to implement a comprehensive remediation plan to improve quality and compliance at the Allston plant, which will take between two and three years to complete.
     10. The FDA further required Genzyme to comply with a series of manufacturing milestones, which if not met, will result in additional fines to the Company of up to $15,000 per day for a period of seven to eight years.
     11. These problems will take years to resolve, but do not justify Defendants’ refusal to appropriately consider Sanofi’s offer or to engage in good faith negotiations with potential acquirers, including Sanofi and others. Sanofi has made several overtures to Defendants in an attempt to allow the Company’s shareholders the opportunity to consider an offer by Sanofi to purchase their shares at a significant premium. Defendants have refused to enter into good faith negotiations. As a result, Sanofi has been forced to make an unsolicited tender offer for the shares of Genzyme, directly to Genzyme’s shareholders. The offer is conditioned, among other things, on approval of the transaction by Genzyme’s directors, which in violation of their fiduciary duty to shareholders, they have failed and refused to do.
     12. Now that Sanofi has offered a significant premium for Genzyme, the Board must exercise its fiduciary duty and consider in good faith Sanofi’s offer and any other potential offers, allow Sanofi and other bidders, if any, to perform due diligence, and to enter good faith negotiations with all bidders to maximize the value of Genzyme’s shareholder’s investment in the Company.
     13. The continued failure of Defendants to engage Sanofi in meaningful, good faith negotiations and its other conduct specified herein constitute a breach of Defendants’ fiduciary duties to Genzyme’s shareholders. This action seeks to prevent Defendants from continuing such wrongful behavior and irreparably harming Plaintiff and the members of the Class. Plaintiff requests that this Court grant the declaratory and injunctive relief necessary to remedy Defendants’ breaches of fiduciary duties, to shareholders, including duties of loyalty, due care, good faith and fair dealing.
JURISDICTION AND VENUE
     14. This Court has jurisdiction of this action pursuant to §27 of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. § 78aa, and 28 U.S.C. § 1331 (federal question), as well as 28 U.S.C. §1367(a) (supplemental jurisdiction).
     15. In addition, this Court has jurisdiction of this action pursuant to 28 U.S.C. §1332(d)(2). This is a class action on behalf of all current Genzyme shareholders (except for the Individual Defendants and their affiliates). At least one member of the class is a citizen of a state different from any defendant and the amount in controversy exceeds $5,000,000, exclusive of interest and costs. This action is not a collusive action designed to confer jurisdiction on a court of the United States that it would not otherwise have.
     16. This Court has jurisdiction over each defendant named herein. Each defendant is either a corporation that conducts business, and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District, Commonwealth, or the United States to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.
     17. Venue is proper in this District pursuant to 28 U.S.C. § 1391(a) because: (a) Genzyme maintains its principal place of business in this District; (b) one or more of the Defendants resides in or maintains executive offices in this District; (c) a substantial portion of the transactions and wrongs complained of herein, and aiding and abetting and conspiracy in violation of fiduciary duties owed to Genzyme, occurred in this District; and (d) Defendants have received substantial compensation in this District by doing business here and engaging in numerous activities that had an effect in this District.
THE PARTIES
     18. Plaintiff, Warren Pinchuck is a shareholder of Genzyme and has held shares at all times relevant to this Action. Plaintiff resides at 7756 Travelers Tree Drive, Boca Raton, Palm Beach County, Florida. Mr. Pinchuck is a citizen of the State of Florida. He has executed his certification pursuant to Section 21D(a)(2) of the Securities Exchange Act of 1934 (‘certification”). A copy of the certification is attached hereto and incorporated herein as Exhibit “A.”
     19. Defendant Genzyme is a Massachusetts corporation with its principal executive offices located at 500 Kendall Street, Cambridge, Massachusetts. Genzyme is a biotechnology company with a broad product and service portfolio focused on rare genetic disease orders, renal disease, orthopedics, cancer, transplant, immune disease, and diagnostic and predictive testing. The Company’s stock is listed on the Nasdaq under the symbol “GENZ.” Genzyme has a total market capitalization of approximately $18 billion.
     20. Defendant Henri A. Termeer (“Termeer”) has served as Chairman of the Company’s Board of Directors (the “Board”) since May 1988; as Chief Executive Officer since December 1985; as President and a director since October 1983. Termeer is a citizen of

Massachusetts.
     21. Defendant Michael S. Wyzga (“Wyzga”) has served as the Company’s Chief Financial Officer since July 1999 and as its Executive Vice President, Finance since May 2003. Defendant Wyzga is a citizen of Massachusetts.
     22. Defendant Robert J. Carpenter (“Carpenter”) has been a director of Genzyme since 1994. Carpenter is a citizen of Massachusetts.
     23. Defendant Charles L. Cooney (“Cooney”) has been a director of Genzyme since 2003. Cooney is a citizen of Massachusetts.
     24. Defendant Douglas A. Berthiaume (“Berthiaume”) has been a director of Genzyme since 1988. Berthiaume is a citizen of Massachusetts.
     25. Defendant Gail K. Boudreaux (“Boudreaux”) has been a director of Genzyme since 2004. Boudreaux is a citizen of Illinois.
     26. Defendant Robert J. Bertolini (“Bertolini”) has been a director of Genzyme since December 2009. Bertolini is a citizen of New Jersey.
     27. Defendant Victor J. Dzau (“Dzau”) has been a director of Genzyme since 2000. Dzau is a citizen of North Carolina.
     28. Defendant Connie Mack III (“Mack”) has been a director of Genzyme since 2001. Mack is a citizen of Massachusetts.
     29. Defendant Richard F. Syron (“Syron”) has been a director of Genzyme since 2006. Syron is a citizen of Massachusetts.
     30. Defendant Ralph V. Whitworth (“Whitworth”) has been a director of Genzyme since April 2010. Whitworth is a citizen of California.
     31. Defendant Steven Burakoff (“Burakoff”) has been a director of Genzyme since

June 2010. Burakoff is a citizen of New York.
     32. Defendant Eric Ende (“Ende”) has been a director of Genzyme since June 2010. Ende is a citizen of Florida.
     33. Defendant Dennis M. Fenton (“Fenton”) has been a director of Genzyme since June 2010. Fenton is a citizen of California.
     34. The defendants named in paragraphs 20-34 are collectively and individually referred to herein as “Individual Defendants.” The defendants named in paragraphs 19-34 are collectively and individually referred to herein as “Defendants”. Defendants jointly and severally are liable to Plaintiff and the Class for the acts complained of herein.
DEFENDANTS’ FIDUCIARY DUTIES
     35. As officers and/or directors of Genzyme, the Individual Defendants have a fiduciary relationship and responsibility to Plaintiff and the other public shareholders of Genzyme. They owe to Plaintiff and the other Class members the highest duties and obligation of good faith, loyalty, fair dealing, due care and candor. The fiduciary relationship between the Individual Defendants and Genzyme’s shareholders requires the Individual Defendants to exercise their best judgment, to act in a prudent manner, to act in the best interests of the Company’s shareholders, in advance of their own interests and to maximize the value of the Company’s shares for the benefit of its shareholders, including, without limitation obtaining the highest price possible for the Company’s shares.
     36. To diligently comply with these duties, neither Genzyme’s directors nor its officers may take any action that:
(a) would adversely affect the value of the Company or its shares to its shareholders;

          (b) would discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;
          (c) would contractually or de-facto prohibit themselves from complying with their fiduciary duties;
          (d) would otherwise adversely affect their duty to secure the highest value reasonably available under the circumstances for the Company’s shares; and/or that
          (e) would provide Genzyme’s directors and/or officers with preferential treatment at the expense of, or separate from the Company’s public shareholders.
     37. In accordance with their duty of loyalty, Defendant directors and/or officers of Genzyme, are obligated under Massachusetts law to refrain from:
          (a) participating in any transaction where Genzyme’s directors and/or officers are divided;
          (b) participating in any transaction where Genzyme’s directors and/or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or
          (c) enriching themselves unjustly at the expense of or detriment to the public shareholders.
     38. In connection with the Proposed Transaction, Individual Defendants, jointly and severally, are negligently, recklessly and knowingly violating their fiduciary duties, and duties of loyalty, good faith and independence owed to Plaintiff and other public shareholders of Genzyme and are aiding and abetting such breaches.
     39. As directors and/or officers of Genzyme, and in accordance with their duties of loyalty and good faith, Individual Defendants are obligated to:

          (a) objectively evaluate any reasonable proposed acquisition to determine if it is in the best interests of Genzyme and its shareholders;
          (b) remove themselves from any decision-making process if they have any conflict of interest that could impair their ability to make an objective decision; and
          (c) attempt to maximize shareholder value by considering all bonafide offers or strategic alternatives, including the Proposed Transaction
SUBSTANTIVE ALLEGATIONS
The Proposed Transaction
     40. On July 23, 2010, The Wall Street Journal (“WSJ”) reported that Sanofi had “made an informal acquisition approach” to Genzyme. The article noted that there is “urgency for Sanofi to find new products” as the FDA recently approved a generic version of Sanofi’s second biggest seller last year, the lucrative blood-thinner Lovenox. The generic version is expected to damage Lovenox sales which had 3.04 billion Euros or $3.91 billion last year. Besides Lovenox, other Sanofi’s drugs such as Plavix, the world’s second best selling drug, will face generic competition in 2012. As such, Genzyme is an attractive company and would enable Sanofi to expand into biotechnology. Specifically, the article stated:
Genzyme makes drugs for rare, inherited disorders, such as Cerezyme for Gaucher disease and Fabrazyme for Fabry disease. The company’s so-called biologic medicines are among the industry’s most complicated to develop and make, and they therefore command high prices.
One attraction for Sanofi lies in the very nature of biotech drugs, which are harder for generic companies to copy. Big drug makers have been gobbling up smaller biotechnology companies....
***
Genzyme has been improving production for Fabrazyme and said it planned to increase shipments of Cerezyme in August. The Food and Drug Administration just approved Lumizyme for the treatment of late-onset Pompe disease, which damages muscle and nerve cells, in patients 8 years and older. Genzyme also said that another planned manufacturing facility in Massachusetts is on track to receive regulatory approval at the end of next year.
     41. On July 24, 2010, The New York Times reported in relevant part the following about the proposed deal:
Genzyme would bring Sanofi an attractive portfolio of drugs that treat rare conditions like Fabry disease. Because of their relative complexity, Genzyme’s products fetch high prices. Cerezyme, a treatment for Gaucher’s disease and one of the company’s main products, has garnered more than $1 billion in annual sales, though it is used to treat fewer than 6,000 patients.
     42. On July 29, 2010, several news outlets reported that Sanofi’s Board of Directors approved an unsolicited offer price of up to $70 per share for Genzyme, or about $18.7 billion. According to individuals with knowledge of the matter, soon thereafter, the two companies began takeover talks after Sanofi had sent a private letter to Genzyme detailing its takeover proposal of $69 per share or $18.5 billion. Based on $70 a share offer, Bloomberg News estimates that “Sanofi would be paying 36 times Genzyme’s 2010 earnings per share as forecast by analysts.”
     43. Genzyme rejected Sanofi’s initial offer on August 11, 2010, even though this offer represented a 27% premium to Genzyme’s closing price of $54.17 on July 22, 2010. Sanofi sent Genzyme a letter stating, in relevant part, that
We are disappointed that you rejected our proposal on August 11 without discussing its substance with us. After our repeated requests, you agreed only to let our respective financial advisors hold a meeting of limited scope. Our financial advisors finally met briefly on August 24, but the meeting simply served as further confirmation that as throughout you remain unwilling to have constructive discussions. As I have mentioned to you, we are committed to a transaction with Genzyme, and, therefore, we feel we are left with no choice but to take our compelling proposal directly to your shareholders by making its terms public.

Sanofi-Aventis’ fully-financed, all-cash offer to acquire all of the issued and outstanding shares of Genzyme’s common stock for $69.00 per share represents a very significant premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Our offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme. Based on the analysts’ consensus estimates, this represents a multiple of 36 times 2010 EPS and 20 times 2011 EPS, which takes into account the expected recovery of Genzyme’s performance in 2011.
We believe that now is the right time for you and the Genzyme Board to consider a potential transaction that maximizes value for Genzyme’s shareholders. Genzyme has underperformed its peers for a number of years. It continues to face several significant and well-documented challenges that were discussed thoroughly during this year’s proxy campaign, and which Genzyme recently disclosed will take three to four years to resolve. An acquisition by Sanofi-Aventis would not only position Genzyme to overcome these challenges quickly and successfully by applying Sanofi-Aventis’ global resources and expertise to help realize Genzyme’s business strategy, but also deliver near-term compelling value to Genzyme’s shareholders that takes into account the company’s future upside potential.
     44. On August 9, 2010, Genzyme filed a Form 10-Q with the SEC for the quarter ended June 30, 2010 in which it assured Genzyme shareholders that it may take three to four years to complete changes at its Allston Landing production facility due to viral contamination that caused severe shortages of two of its top products, Gaucher disease drug Cerezyme and Fabry disease drug Fabrazyme.
     45. Unable to convince Genzyme to engage in meaningful negotiations, on August 29, 2010, Sanofi made public in a “bear hug” letter, its non-binding proposal to acquire Genzyme in an all-cash transaction valued at approximately $18.5 billion or $69 per Genzyme share. On August 30, 2010, despite the premium offered and the invitation for further negotiations regarding the terms of the Proposed Transaction, Defendants rejected the Proposed Transaction on the alleged ground that amount offered undervalued the Company. Specifically, defendant

Termeer responded to Sanofi in a letter stating that Genzyme’s Board “unanimously affirmed its previous rejection of Sanofi’s proposal” and it “is not prepared to engage in merger negotiations with Sanofi based upon an opportunistic proposal with an unrealistic starting price that dramatically undervalues our company.”
     46. The next day, Matrix Asset Advisors (“Matrix”), a Genzyme investor group, sent a letter to the Company’s board urging it to sit down at the table with Sanofi. The letter read in relevant part:
The Board must weigh the present values of Sanofi’s near term, certain, cash proposal (or others that might emerge) against the longer and riskier stay-the-course approach. Based on Sanofi’s letter and conference call, it is clear that the $69/share bid is simply a starting point for negotiations, and that their appraisal can move meaningfully higher as Genzyme demonstrates why it should.
     47. Matrix Chief Investment David Katz (“Katz”) said in an interview that if Genzyme begins negotiations at $69 per share, that consensus would likely be reached at a price in the mid $70s per share. If there is another bidder involved, Katz said, Genzyme would likely get a price in the low $80s per share. According to Katz, “There is a very substantial bid on the table. It is sufficient to start discussions, rather than waiting for a higher opening bid.”
     48. On August 31, 2010, the WSJ published an article urging Genzyme to take the Proposed Transaction more seriously. The article reported in relevant part:
Even tough opponents can be thwarted by a smoke screen.
***
But taken too far, Genzyme’s strategy could backfire. By keeping Sanofi from doing due diligence, the U.S. firm risks limiting any bid price. Regulators forced Genzyme to slow production of key drugs, leaving the company at risk until inventories are restored, likely at the end of 2011. That worry is largely responsible for the decline in Genzyme shares from a high $83 in 2008 to around $54 just before Sanofi’s approach last month.

Without confidence the problems are resolved, even the current offer looks rich. Genzyme trades at 19.5 times next year’s consensus earnings, compared with a peer average around 10.3 times, says Jim Birchenough of Barclays Capital.
Sanofi looks likely to raise its bid above $70 to get conversations flowing. But it also has a strong negotiating position. If it walks, Genzyme’s shares would likely return to about $50, wiping out paper gains for activist investors. Merrill Lynch estimates Carl Icahn bought his Genzyme shares in the low-to-mid $50s, while Relational Investors acquired its in the low-to-mid $60s.
     49. This reasoning fell on deaf ears. On October 4, 2010, Sanofi commenced a tender offer to purchase all of the outstanding shares of common stock of Genzyme for $69 per share. The transaction is valued at approximately $18.5 billion. Sanofi’s press release stated in relevant part:
While Sanofi-Aventis’ strong preference is to engage in constructive discussions with Genzyme, Genzyme’s Board and management team’s continued refusal to do so has led Sanofi-Aventis to commence the tender offer. A meeting between the two CEOs on September 20, 2010, proved unproductive, despite several attempts by Sanofi-Aventis to advance discussions. Sanofi-Aventis executives met recently with shareholders who collectively own more than 50 percent of Genzyme’s outstanding shares. The conversations revealed that those shareholders were frustrated with Genzyme’s persistent refusal to have meaningful discussions regarding Sanofi-Aventis’ proposal. Sanofi-Aventis sent a letter to Genzyme’s Board today informing it of the company’s intention to commence the tender offer, a copy of which is included with this release.
“Sanofi-Aventis is committed to a transaction with Genzyme, and we believe that our offer reflects both Genzyme’s upside potential and its current operational challenges,” said Christopher A. Viehbacher, Chief Executive Officer of Sanofi-Aventis. “Our strong preference has been and continues to be to work together constructively with the Genzyme Board to reach a mutually agreeable transaction, but our attempts to do so have been blocked at every turn. Our recent meetings with Genzyme shareholders demonstrate that they support a transaction and are frustrated by Genzyme’s unwillingness to engage in constructive discussions with us. This has left us with no choice but to present the offer directly to Genzyme’s shareholders. We strongly believe our offer price of $69 per share in cash represents a compelling value for Genzyme shareholders.”

The Sanofi-Aventis tender offer represents a premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010. Sanofi-Aventis’ offer also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme.
Today, Sanofi-Aventis will file with the U.S. Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, setting forth in detail the terms and conditions of the tender offer. The tender offer is conditioned on, among other things, (i) tender of a majority of the outstanding shares of Genzyme common stock, calculated on a fully-diluted basis, (ii) Genzyme’s Board of Directors having approved the tender offer and the subsequent merger described in the tender offer document filed by Sanofi-Aventis today with the “SEC” such that the restrictions on business combinations with interested shareholders under the General Laws of Massachusetts will be inapplicable to such transactions, (iii) the receipt of required regulatory approvals and (iv) Genzyme not having entered into any transaction or taken other actions that would impair completion of the tender offer or diminish the value of Genzyme to Sanofi-Aventis. Sanofi-Aventis has secured financing for its offer from BNP Paribas, J.P. Morgan Europe Limited and Societe Generale.
     50. The press release by Sanofi included a letter to defendant Termeer from Sanofi’s Chief Executive Officer, Christopher A. Viehbacher (“Viehbacher”). The letter stated in relevant part:
We are disappointed that you remain unwilling to have constructive discussions with us regarding our offer to acquire Genzyme Corporation. We continue to believe that our proposal is compelling for your shareholders and would provide them with immediate and substantial value that reflects the potential of Genzyme’s business and pipeline.
Subsequent to making our offer public on August 29, 2010, we met with your largest shareholders owning collectively over 50% of Genzyme’s outstanding shares. It was clear from our meetings that your shareholders are supportive of our initiative and, like us, are frustrated with your refusal to have meaningful discussions with us regarding our proposal. Your continued refusal to engage with us in a constructive manner is denying your shareholders an opportunity to receive a substantial premium, to realize immediate liquidity, and to protect against the risks associated with Genzyme’s business and operations.

After several months of our repeated requests for a meeting with you, we finally met on September 20, 2010. Unfortunately, this meeting was not productive. In an effort to advance our discussions, I shared a very narrow information request focused on confirming your anticipated manufacturing recovery. Even though we and the market have analyzed and assessed the prospects for alemtuzumab, I proposed a meeting with your commercial team to understand their perspectives on the role alemtuzumab could play in the evolving multiple sclerosis market. You were unwilling to pursue either of these or any other path forward. You were also unwilling to provide us with your perspective on an appropriate valuation for Genzyme.
You have, therefore, left us no alternative but to commence a tender offer and take our offer directly to your shareholders. We strongly believe that our offer price of $69.00 per share in cash is compelling and represents substantial value for Genzyme’s shareholders.
This offer represents a premium of 38% over Genzyme’s unaffected share price of $49.86 on July 1, 2010, the day prior to the press speculation regarding Sanofi-Aventis’ potential acquisition plans for a large US biotech company. It also represents a premium of almost 31% over the one-month historical average share price through July 22, 2010, the day prior to press speculation that Sanofi-Aventis had made an approach to acquire Genzyme.
We believe that a combination of our two businesses would be beneficial to our respective shareholders and employees, and the patients and physicians we serve. Sanofi-Aventis would put its full resources behind Genzyme to invest in developing new treatments, enhance penetration in existing markets and further expand into emerging markets. Sanofi-Aventis is well positioned to help Genzyme address its manufacturing problems. Genzyme would become the global center for excellence for Sanofi-Aventis in rare diseases and this unit would be managed as a stand-alone division under the Genzyme brand, with its own R&D, manufacturing and commercial infrastructure. Genzyme’s management and employees would play a key role within Sanofi-Aventis, and the combination would further increase Sanofi-Aventis’ presence in the greater Boston area.
It remains our strong preference to work together with you to reach a mutually agreeable transaction. However, given your unwillingness to engage in constructive discussions with us, we had no choice but to commence a tender offer. Given our commitment to this transaction, we will continue to consider all alternatives for consummating an acquisition of Genzyme. We believe it is in the best interests of both companies, and our respective shareholders and other constituencies, to move forward quickly to complete this transaction. We and our advisors are available to meet with you to discuss the terms of our offer and to conclude a transaction expeditiously.
     51. Later in the day, Genzyme issued a statement in which it “urged shareholders to take no action” on Sanofi’s proposal.
     52. Despite its manufacturing problems, Genzyme has substantial value as an acquisition prospect, not only to Sanofi, but to other potential acquirers, as well. It has five new drugs in the third and final stage of testing required for marketing approval by the FDA. These include a new drug called Cerezyme for Gaucher’s disease, Fabrazyme for Fabry disease, two biosurgery products and a cholesterol drug called mipomersen. Genzyme, moreover, is developing a multiple sclerosis drug alemtuzumab called Campath that received fast track status in June 2010 from the FDA and has the potential to become a blockbuster. Campath could prove to be an important new treatment for multiple sclerosis as it was much more effective in a mid-stage trial than Rebif, sold by Pfizer Inc. and Germany’s Merck KGaA. Also, Campath could be attractive to patients for convenience reasons because it is given through a yearly infusion instead of the daily or weekly injections of many other MS therapies. Genzyme estimates that Campath will immediately capture a quarter of the global multiple sclerosis drug market, which it estimates to be $13 billion in 2012, putting annual sales well above $3 billion.
     53. According to analyst Geoffrey Porges, Sanford C. Bernstein & Co., the three most important drugs for Genzyme are Cerezyme, mipomersen, and Campath and they are all likely to come to market in the next 18 to 24 months. If Campath and mipomersen were approved by the FDA, they would provide significant revenue in 2012 and 2013. Porges believes that Genzyme’s revenue can surge from last year revenue of $4.5 billion to $6.6 billion by 2013, an increase of 47%. Analyst Stephen Simpson, CFA, of Investopedia.com, has stated, “if Genzyme ultimately gets approval for Campath and mipomersen, the stock is probably worth something north of the high $80’s.” As such, Bloomberg reported that investors of Genzyme will demand “at least $22 billion or $80 a share on the potential for revenue to surge after the company resolves manufacturing defects depressing sales of existing products and introduces new medicines.”
     54. Furthermore, an analyst at Collins Stewart noted that the Company has attracted interest from other pharmaceutical suitors and indicated that “a large-pharma-GENZ transaction could make strategic sense.” Given such interest, a bidding war for Genzyme is possible. Sven Borho of OribMed Advisors, a company which holds over 2.5 million shares of Genzyme, believes that if “two or three companies get involved in bidding, the $80s are achieved really easily.”
     55. Indeed, on July 26, 2010, WSJ reported that other large pharmaceutical companies such as GlaxoSmithKline PLC (“Glaxo”) and Johnson & Johnson (“J&J”) may be interested in acquiring Genzyme, as well. Specifically, the article noted that “Glaxo recently made a very casual approach to Genzyme, telling executives there to keep the British company in mind if Genzyme thought about selling itself.” The article further reported that neither “J&J or Glaxo had made large acquisitions in the last couple of years and therefore have the financial and management capacity to go after a company the size of Genzyme, which had $4.5 billion in sales last year.”
     56. As noted in Sanofi’s press release dated October 4, 2010, based on Sanofi’s conversations and meetings with more than 51% of Genzyme’s shareholders, “they support a transaction and are frustrated by Genzyme’s unwillingness to engage in constructive discussions with” Sanofi. Indeed, in a meeting between Viehbacher and defendant Termeer on September 20, 2010, defendant Termeer refused to provide information on Genzyme’s recovery and prospects in the multiple sclerosis market for one of Genzyme’s drugs, alemtuzumab. Defendant

Termeer, moreover, was unwilling to provide Sanofi with his “perspective on an appropriate valuation for Genzyme.” At the end, Viehbacher concluded that the meeting was “not productive.”
     57. On October 7, 2010, Genzyme, with the approval of its board of directors, filed a Schedule 14D-9 with the SEC in which it recommended that shareholders reject the $69 per share offer, essentially because it believed the price to be inadequate. Yet that
Schedule 14D-9 does not provide any credible explanation of why the board has refused to negotiate with Sanofi to try to persuade it to raise its offering price, or why it has refused to allow Sanofi to conduct a due diligence review that might support a higher offering price. Instead, it stated that Sanofi’s offering price is not high enough to warrant either negotiations or allowance of a due diligence review by Sanofi. Given Sanofi’s expressed willingness to consider raising its offering price to as high as $80 per share, Genzyme’s and its Board’s conduct constitutes a breach of fiduciary duty to the Company’s shareholders.
     58. Genzyme’s Recommendation Statement, moreover, provides inconsistent and irreconcilable explanations for its actions. It advises shareholders that it refused to negotiate with Sanofi because its Strategic Planning Committee (which consists of Individual Defendants Termeer, Bertolini, Carpenter and Whitworth) purportedly believed that:
due to the Company’s depressed share price as a result of manufacturing difficulties over the past year, as well as the Company’s progress towards fixing its manufacturing issues, cost and capital efficiency initiatives, and the outlook for its new product pipeline, the likelihood of consummating a transaction at a price that would accurately reflect the Company’s intrinsic value and be attractive to the Company’s shareholders was not great. The Strategic Planning Committee concluded that it was not an appropriate time for the Company to pursue a transaction.
The Recommendation Statement does not state that shareholders should reject the offer because this is a disadvantageous time for Genzyme to be acquired.

     59. Rather than rely upon the timing of the offer, the Recommendation Statement urges shareholders not to tender because the $69 offering price was too low. In fact, the Recommendation Statement says that Genzyme told Sanofi that its $69 price was not high enough warrant allowing Sanofi to conduct due diligence; but Genzyme had refused to provide Sanofi with any specific offering price that would allow negotiations or due diligence to begin. The Company was demanding that Sanofi bid against itself, a demand that inevitably would lead nowhere, as Defendants intend.
     60. Once Sanofi’s $69 offer was disclosed publicly, the stock market immediately signaled its opinion that the offer posed compelling value for shareholders. Upon various news outlets reporting Sanofi’s offer, Genzyme stock rose from $54.17 per share on July 22, 2010, to 62.52 per share on July 23, 2010, a 15% increase in one day alone. On October 6, 2010, Genzyme’s shares were trading at over $71 per share, $2 above Sanofi’s pending offer, reflecting the market’s conclusion that, if it were to negotiate with Sanofi or other bidders, Genzyme would obtain an offering price at least $2 above the price Sanofi is currently offering.
     61. The Proposed Transaction imposes heightened fiduciary duties on Defendants to maximize shareholder value. In addition, Defendants have not engaged in an auction process or active market check, or taken other reasonable steps designed to maximize shareholder value as required by their fiduciary duties. Plaintiff and the Class will suffer irreparable damage unless Defendants are enjoined from continuing to breach their fiduciary duties to Genzyme’s shareholders.
     62. In their efforts to block all legitimate efforts to negotiate an acquisition of Genzyme, Individual Defendants have breached their fiduciary and other duties and obligations specified herein to Genzyme’s shareholders by depriving them of the possibility of achieving the best available price for their shares.
     63. Individual Defendants continue to put their interests before those of Genzyme’s shareholders by entrenching themselves and failing and refusing to meet their obligations as fiduciaries to act in the best of the shareholders and the Company.
     64. Individual Defendants have breached their fiduciary duties to Genzyme’s shareholders, among other ways, by failing and refusing to negotiate in good faith with Sanofi and other potential bidders, and acting only to entrench themselves,
CLASS ACTION ALLEGATIONS
     65. Plaintiff brings this action individually and as a class action on behalf of all common shareholders of Genzyme, who are being, and will continue to be harmed by Defendants’ actions. Excluded from the Class are Individual Defendants and any person, firm, trust, corporation, or other entity related to, or affiliated with any Individual Defendant.
     66. This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2010, there were approximately 255 million shares of Genzyme common stock outstanding. The actual number of shareholders of Genzyme is believed to be in the thousands. The number of shareholders will be ascertained through discovery.
     67. There are questions of law and fact which are common to the Class and predominate over questions affecting any individual Class member. The common questions include the following:
          a. whether Defendants have violated § 14(e) of the Exchange Act, 15 U.S.C. §78n(e) by issuing a false and misleading recommendation statement to shareholders in connection with Sanofi’s offer;

          b. whether Defendants have breached their fiduciary duties to the Class in connection with their rejection of the Proposed Transaction and/or any other possible transaction;
          c. whether Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;
          d. whether Defendants have breached any of their other fiduciary duties to the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty, loyalty and fair dealing;
          e. whether Defendants have improperly impeded or erected barriers to discourage other offers for the Company or its assets; and
          f. whether Plaintiff and the other members of the Class would suffer irreparable injury as a result of Defendants’ actions.
     68. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interest adverse to the Class.
     69. Plaintiff is an adequate representative of the Class and has retained competent counsel experienced in litigation of this nature, who will fairly and adequately protect the interests of the Class.
     70. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for the party opposing the Class.
     71. Plaintiff anticipates no difficulty in the management of this litigation as a class action. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     72. Defendants have acted, or refused to act on grounds generally applicable to the Class with respect to the matters complained of herein, making appropriate the relief sought herein with respect to the Class as a whole.
FIRST CAUSE OF ACTION
VIOLATION OF SECTION 14(e) OF THE EXCHANGE ACT
(Against All Defendants)
     73. Plaintiff repeats and realleges each allegation set forth herein.
     74. For the reasons set forth above, on or about October 7, 2010, Defendants caused to be issued a Schedule 14D-9 with respect to Sanofi’s tender offer. The Schedule is materially false and misleading in violation of §14(e) of the Exchange Act, 15 U.S.C. §78n(e). It provides false and misleading “reasons” for Defendants’ opposition to Sanofi’s offer and for the Company’s refusal to negotiate with Sanofi or to allow Sanofi to conduct due diligence to support a higher offering price. In fact, the Individual Defendants have no intention of negotiating in good faith with anyone, at any price, because they are intent on maintaining, and acting to maintain their positions as officers and/or directors of the Company.
     75. The purported reasoning of the Strategic Planning Committee, that no fair price could possibly be obtained for the Company at a time when it is attempting to recover from its manufacturing problems, is disingenuous. Bidders are able to factor those business conditions into account in arriving at a fair offering price for the company, if they are provided with full and complete information concerning the Company’s recovery efforts.
     76. As a result of the foregoing, the Defendants have violated Section 14(e) of the Exchange Act and Plaintiff and the Class have suffered and continue to suffer damage as a direct and proximate result thereof.

SECOND CAUSE OF ACTION
BREACH OF FIDUCIARY DUTY
(Against All Defendants)
     77. Plaintiff repeats and realleges each allegation set forth herein.
     78. Defendants owe fiduciary duties to Genzyme’s shareholders, including the duties to act with due care, good faith and loyalty.
     79. Defendants have breached, and continue to breach their fiduciary duties to Genzyme’s shareholders by failing to consider in good faith Sanofi’s offer and repeated advances with respect to the Proposed Transaction, by failing to allow due diligence to be performed to facilitate a higher offer being made by Sanofi or others, and by failing to enter negotiations with Sanofi or other potential acquirers in an attempt to maximize the value of Genzyme shares for the benefit of its shareholders, including Plaintiff and all other members of the Class. Defendants further have breached their fiduciary duties by failing to conduct a good faith and reasonable investigation of the merits of the Proposed Transaction, including failing to form a special committee of independent directors, with independent advisors, to evaluate the Proposed Transaction, by putting their personal interests ahead of the interests of the Company and its shareholders, by undertaking to entrench themselves through the use of defensive measures and other anti-takeover devices, and by rejecting, without adequately considering, the merits of Sanofi’s offers and by demonstrating their intent to reject any and all proposed transactions that may operate to displace them from control of Genzyme and cause them to lose the substantial benefits they receive from their positions.
     80. As a direct and proximate result of the foregoing, Plaintiff and the Class have been, and continue to be harmed and have no adequate remedy at law.

THIRD CAUSE OF ACTION
CLAIM FOR DECLARATORY AND
INJUNCTIVE RELIEF
(Against All Defendants)
     81. Plaintiff repeats and realleges each allegation set forth herein.
     82. Defendants owe fiduciary duties to Genzyme’s shareholders, including the duties to act with due care, in good faith and with loyalty.
     83. Plaintiff seeks an order declaring that Defendants’ fiduciary duties require them to form a special committee of independent directors, advised by independent legal and financial advisors, to evaluate and negotiate in good faith the Proposed Transaction and offers from other potential bidders.
     84. Plaintiff further seeks an order declaring that the adoption, adaptation or maintenance of any defensive measure by Defendants to thwart the Proposed Transaction, any other competing offer, or any measure that would prevent a future board of directors from exercising its fiduciary duties owed to Genzyme’s shareholders, would itself constitute a breach of fiduciary duty.
     85. Plaintiff has no adequate remedy at law. As a direct and proximate result of Defendants’ aforesaid continuing conduct in breach of their fiduciary duties, Plaintiff and the Class will suffer immediate and irreparable injury, if Defendants’ conduct is allowed to continue. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions have caused, continue to cause and threaten to further inflict.

PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands relief, in his favor and in favor of the Class against defendants, as follows:
     a. Declaring that this action is properly maintainable as a Class Action and certifying Plaintiff as Class Representative and Plaintiff’s counsel as Class Counsel;
     b. Declaring that Defendants have violated §14(e) of the Exchange Act by issuing a false and misleading Recommendation Statement;
     c. Declaring that the conduct of the Individual Defendants in failing to negotiate in good faith with Sanofi is a breach of the Individual Defendants’ fiduciary duties;
     d. Declaring that the conduct of the Individual Defendants in (i) failing to consider the Proposed Transaction in good faith and (ii) remove defensive measures are breaches of the Defendant director’s fiduciary duties;
     e. Preliminarily and permanently enjoining the Individual Defendants from breaching their fiduciary duties to the Company and its shareholders by refusing to consider and respond to the Proposed Transaction in good faith and for the purpose of maximizing value to the Company’s shareholders;
     f. Preliminarily and permanently enjoining the Individual Defendants from initiating any anti-takeover devices that would inhibit Defendants’ ability to maximize value for Genzyme’s shareholders;
     g. If injunctive relief is not awarded, granting Plaintiff and the Class appropriate compensatory damages;
     h. Awarding Plaintiff his costs, expenses and disbursements of this action, including reasonable attorneys’ and experts’ fees, and, if applicable, pre-judgment and post-

judgment interest; and
     i. Granting such other and further relief as this Court may deem just and proper.
DEMAND FOR JURY TRIAL
     Plaintiff hereby demands a trial by jury on all issues for which a right to a jury trial exists.
WALTER PINCHUCK, individually, and on
behalf on all of all others similarly situated
PRINCE LOBEL GLOVSKY & TYE LLP
By: /s/ Walter B. Prince
Walter B. Prince (BBO#406640)
Peter R. Pendergast (BBO#393800)
100 Cambridge Street, Suite 2200
Boston, MA 02114
Telephone: (617) 456-8003
Facsimile: (617) 456-8100
wprince@PrinceLobel.com
ppendergast@PrinceLobel.com
POMERANTZ HAUDEK
GROSSMAN & GROSS LLP
Marc I. Gross
H. Adam Prussin
100 Park Avenue
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665
MIGross@Pomlaw.Com
HAPrussin@Pomlaw.Com
POMERANTZ HAUDEK
GROSSMAN & GROSS LLP
Patrick V. Dahlstrom
Ten South LaSalle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184
PVDahlstrom@Pomlaw.Com

LAW OFFICE OF KENNETH A. ELAN
Kenneth A. Elan
217 Broadway
New York, NY 10007
Phone: (212) 619-0261
Fax: (212) 385-2707
Attorneys for Plaintiff
Dated: October 18, 2010

EXHIBIT A

CERTIFICATION PURSUANT
TO FEDERAL SECURITIES LAWS
     1. I, Warren Pinchuck, make this declaration, pursuant to Section 21D(a)(2) of the Securities Exchange Act of 1934.
     2. I have reviewed the Complaint against Genzyme Corp. (“Genzyme”), and authorize a filing of a comparable complaint on my behalf.
     3. I did not purchase Genzyme securities at the direction of plaintiff’s counsel or in order to participate in any private action arising under the U.S federal securities laws.
     4. I am willing to serve as a representative party on behalf of a Class as set forth in the Complaint, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action and that Pomerantz Haudek Grossman & Gross LLP (“Pomerantz Firm”) will exercise its discretion in determining whether to move on my behalf for appointment as lead plaintiff.
     5. To the best of my current knowledge, the attached sheet lists all of my transactions in Genzyme securities during the Class Period as specified in the Complaint.
     6. During the three-year period proceeding the date on which this Certification is signed, I have not sought to serve as a lead plaintiff on behalf of a class under the federal securities laws, except as detailed below: None.
     7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rate share of any recovery, except such reasonable costs and expenses directly relating to the representation of the class as ordered or approved by the Court.

     8. I declare under penalty or perjury that the foregoing is true and correct.

Executed	10/13/10	at	Boca Raton, FL
	(Date)		(City, State)

/s/ Warren Pinchuck

(Signature)

Warren Pinchuck

(Type or Print Name)

SUMMARY OF PURCHASES AND SALES

	PURCHASE OR	NUMBER OF
DATE	SALE	SHARES	PRICE PER SHARE
11/24/09	PURCHASE	3	50.2745
2/18/10	PURCHASE	4	55.7486
7/2/10	PURCHASE	2	52.8675